Exhibit 99.1

FF305 Page 1 of 10 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: Zhihu Inc. Date Submitted: 27 July 2026 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02390 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 23 July 2026 250,907,515 0 250,907,515 1). Other (please specify) See Part B Date of changes 24 July 2026 % Closing balance as at (Notes 5 and 6) 24 July 2026 250,907,515 0 250,907,515

FF305 Page 2 of 10 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Shares repurchased for cancellation but not yet canceled Date of changes 01 April 2026 328,488 0.122 % USD 0.9366 2). Shares repurchased for cancellation but not yet canceled Date of changes 02 April 2026 169,593 0.063 % USD 0.9938 3). Shares repurchased for cancellation but not yet canceled Date of changes 06 April 2026 391,761 0.145 % USD 1.0333 4). Shares repurchased for cancellation but not yet canceled Date of changes 07 April 2026 391,134 0.145 % USD 1.0268 5). Shares repurchased for cancellation but not yet canceled Date of changes 08 April 2026 279,687 0.104 % USD 1.0802 6). Shares repurchased for cancellation but not yet canceled Date of changes 09 April 2026 221,358 0.082 % USD 1.0885 7). Shares repurchased for cancellation but not yet canceled Date of changes 10 April 2026 365,856 0.136 % USD 1.0915 8). Shares repurchased for cancellation but not yet canceled Date of changes 13 April 2026 341,901 0.127 % USD 1.0864 9). Shares repurchased for cancellation but not yet canceled Date of changes 14 April 2026 347,052 0.129 % USD 1.136 10). Shares repurchased for cancellation but not yet canceled Date of changes 15 April 2026 230,343 0.085 % USD 1.179 11). Shares repurchased for cancellation but not yet canceled Date of changes 16 April 2026 366,780 0.136 % USD 1.2245

FF305 Page 3 of 10 v 1.3.0 12). Shares repurchased for cancellation but not yet canceled Date of changes 17 April 2026 422,766 0.157 % USD 1.2768 13). Shares repurchased for cancellation but not yet canceled Date of changes 20 April 2026 394,065 0.146 % USD 1.2564 14). Shares repurchased for cancellation but not yet canceled Date of changes 21 April 2026 368,010 0.136 % USD 1.2124 15). Shares repurchased for cancellation but not yet canceled Date of changes 22 April 2026 361,530 0.134 % USD 1.242 16). Shares repurchased for cancellation but not yet canceled Date of changes 05 June 2026 111,630 0.042 % USD 1.0357 17). Shares repurchased for cancellation but not yet canceled Date of changes 08 June 2026 123,270 0.046 % USD 1.0798 18). Shares repurchased for cancellation but not yet canceled Date of changes 09 June 2026 125,646 0.047 % USD 1.0525 19). Shares repurchased for cancellation but not yet canceled Date of changes 10 June 2026 89,463 0.034 % USD 1.0666 20). Shares repurchased for cancellation but not yet canceled Date of changes 11 June 2026 81,639 0.031 % USD 1.0545 21). Shares repurchased for cancellation but not yet canceled Date of changes 12 June 2026 58,401 0.022 % USD 1.0604 22). Shares repurchased for cancellation but not yet canceled Date of changes 15 June 2026 29,277 0.011 % USD 1.0722 23). Shares repurchased for cancellation but not yet canceled Date of changes 16 June 2026 104,325 0.039 % USD 1.06

FF305 Page 4 of 10 v 1.3.0 24). Shares repurchased for cancellation but not yet canceled Date of changes 17 June 2026 113,886 0.043 % USD 1.0473 25). Shares repurchased for cancellation but not yet canceled Date of changes 18 June 2026 105,207 0.04 % USD 1.0454 26). Shares repurchased for cancellation but not yet canceled Date of changes 22 June 2026 75,387 0.028 % USD 1.0284 27). Shares repurchased for cancellation but not yet canceled Date of changes 23 June 2026 102,600 0.039 % USD 1.0332 28). Shares repurchased for cancellation but not yet canceled Date of changes 24 June 2026 107,457 0.04 % USD 1.0218 29). Shares repurchased for cancellation but not yet canceled Date of changes 25 June 2026 122,250 0.046 % USD 0.9925 30). Shares repurchased for cancellation but not yet canceled Date of changes 26 June 2026 5,100 0.002 % USD 0.9833 31). Shares repurchased for cancellation but not yet canceled Date of changes 29 June 2026 13,494 0.005 % USD 1.0331 32). Shares repurchased for cancellation but not yet canceled Date of changes 30 June 2026 139,809 0.053 % USD 1.0519 33). Shares repurchased for cancellation but not yet canceled Date of changes 01 July 2026 108,498 0.041 % USD 1.058 34). Shares repurchased for cancellation but not yet canceled Date of changes 02 July 2026 135,000 0.051 % USD 1.0484 35). Shares repurchased for cancellation but not yet canceled Date of changes 06 July 2026 113,208 0.043 % USD 1.0608

FF305 Page 5 of 10 v 1.3.0 36). Shares repurchased for cancellation but not yet canceled Date of changes 07 July 2026 100,641 0.038 % USD 1.0811 37). Shares repurchased for cancellation but not yet canceled Date of changes 08 July 2026 111,318 0.042 % USD 1.0705 38). Shares repurchased for cancellation but not yet canceled Date of changes 09 July 2026 124,254 0.047 % USD 1.0615 39). Shares repurchased for cancellation but not yet canceled Date of changes 10 July 2026 122,445 0.046 % USD 1.0899 40). Shares repurchased for cancellation but not yet canceled Date of changes 13 July 2026 131,334 0.049 % USD 1.0908 41). Shares repurchased for cancellation but not yet canceled Date of changes 14 July 2026 129,330 0.049 % USD 1.0944 42). Shares repurchased for cancellation but not yet canceled Date of changes 15 July 2026 127,896 0.048 % USD 1.0944 43). Shares repurchased for cancellation but not yet canceled Date of changes 16 July 2026 90,432 0.034 % USD 1.0858 44). Shares repurchased for cancellation but not yet canceled Date of changes 17 July 2026 112,047 0.042 % USD 1.0523 45). Shares repurchased for cancellation but not yet canceled Date of changes 20 July 2026 126,138 0.047 % USD 1.0626 46). Shares repurchased for cancellation but not yet canceled Date of changes 21 July 2026 77,673 0.029 % USD 1.0594 47). Shares repurchased for cancellation but not yet canceled Date of changes 22 July 2026 84,732 0.032 % USD 1.0557

FF305 Page 6 of 10 v 1.3.0 48). Shares repurchased for cancellation but not yet canceled Date of changes 23 July 2026 127,761 0.048 % USD 1.0416 49). Shares repurchased for cancellation but not yet canceled Date of changes 24 July 2026 131,601 0.049 % USD 1.0576 Remarks: 43,867 ADS were repurchased on the New York Stock Exchange on July 24, 2026 (U.S. time) at US$3.1729 per ADS. Each ADS represents three class A ordinary shares. The percentage as stated in the above "Changes in issued shares (excluding treasury shares) as a % of existing number of issued shares (excluding treasury shares) before the relevant event" column was calculated based on the Company's issued shares of 266,141,270 (comprising 250,907,515 Class A ordinary shares and 15,233,755 Class B ordinary shares).

FF305 Page 7 of 10 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 8 of 10 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02390 Description A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 24 July 2026 131,601 On another stock exchange New York Stock Exchange USD 1.0667 USD 1.0467 USD 139,183.47 Total number of shares repurchased 131,601 Aggregate price paid $ USD 139,183.47 Number of shares repurchased for cancellation 131,601 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 30 June 2026 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 25,461,758 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 2,094,117 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 0.822% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 23 August 2026

FF305 Page 9 of 10 v 1.3.0 We hereby confirm that the repurchases made on another stock exchange set out in Part A above were made in accordance with the Main Board Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated June 8, 2026, which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 10 of 10 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Lau Yee Wa (Name) Title: Company Secretary (Director, Secretary or other Duly Authorised Officer)